Press Release
[Graphic Omitted] Ahold
                                                       Royal Ahold
                                                       Corporate Communications




                                                Date:  November 24, 2003
                                For more information:  +31 75 659 57 20






Ahold posts bonus criteria for Anders Moberg on website

Zaandam, The Netherlands, November 24, 2003 -- Ahold today announced it has posted on its website www.ahold.com the criteria for the bonus compensation of Anders Moberg, President and CEO, for 2003.

The bonus criteria for the President and CEO will be set annually by mutual agreement between the Ahold Supervisory Board and Mr Moberg. Criteria for 2004 will be developed as part of the overall remuneration policy going forward to be presented to Shareholders next year.

For the year 2003, the bonus will be calculated pro rata from the date of employment: May 5, 2003. If Mr Moberg achieves all of his performance criteria and delivers outstanding performance in 2003, then the maximum bonus will be 250% of his base salary. Seven criteria have been set for 2003. For pay-out to occur on any of the performance criteria, the target for that specific criterion must be fully met. The criteria have been grouped into three categories:
Financial, Strategic and Stabilization.

Financial criteria
Three criteria relate to the company's financial performance. As part of its "Road to Recovery" program to restore the company's financial health, Ahold has redirected its planning process towards maximizing cash flow and reducing debt through more selective capital expenditures and initiatives to improve working capital. In line with this strategic direction, financial performance criteria based on projected results have been set in the three areas that are critical to Ahold's short-term liquidity: (1) improvements in cash flow before financing activities; (2) reduced rolling inventory days; and (3) reduced cash tangible capital expenditures. The projected results for each of these criteria are commercially sensitive information. For this reason, current best practice, current corporate governance and current legislation do not demand the disclosure of projected results values. The full achievement of the projected results of these financial performance criteria would entitle Moberg to receive a bonus of 40% of the maximum bonus for 2003. An outstanding performance would result in Moberg being entitled to receive 70% of the maximum bonus for 2003. For pay-out to occur on any of the financial criteria, the target for that specific criterion must be fully met.


                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:   +31 (0)75 659 5720
                                                 Fax:     +31 (0)75 659 8302
http://www.ahold.com

Strategic criteria
Two criteria relate to Ahold's strategy. These are (1) developing the appropriate corporate strategy for Ahold and its acceptance by the Supervisory Board, shareholders and the financial community; and (2) developing a successful financing strategy and its acceptance by the Ahold Supervisory Board, banks and the financial markets. If both these strategic criteria are fully achieved, Moberg will be entitled to receive 24% of his maximum 2003 bonus amount. For pay-out to occur on any of the strategic criteria, the target for that specific criterion must be fully met.

Stabilization criteria
Two criteria relate to the stabilization of aspects of the company's operations. These are (1) ensuring that the internal controls required to put Ahold's house in order are in place through improved financial controls, internal audit procedures, functional reviews and a return to a normal reporting cycle; and (2) the hiring of new management for U.S. Foodservice. If these stabilization criteria are fully achieved, Moberg will be entitled to receive 6% of the maximum 2003 bonus. For pay-out to occur on any of the stabilization criteria, the target for that specific criterion must be fully met.
The chart set forth below has been created by the company to help illustrate performance criteria:

Bonus criteria 2003: Anders Moberg, President and CEO
Indicated as percentage of maximum bonus


* (For 2003, the bonus will be pro-rated for the period from May 5, 2003 - December 28, 2003)



                                          Performance Criteria
                                  (scores in % of the maximum bonus)

                              Financial     Strategic     Stabilization     Bonus
                              Criteria      Criteria      Criteria          Total*
Level of Performance

  Criteria not met              0%             0%            0%               0%

  Criteria achieved             40%           24%            6%              70%

  Financial criteria          Maximum                                        Max.
    outperformed                70%           24%            6%             100%



The company has also provided hypothetical calculations based on the actual pro-rated salary for 2003:

1. Maximum 2003 bonus payment if all bonus criteria are fully achieved AND all financial criteria outperformed: Euro 2,451,960*.

2.   2003 bonus payment if all bonus criteria are fully achieved: Euro
     1,716,358*.

3.   2003 bonus payment if all bonus criteria are not fully met: 0


*Based on a pro-rated 2003 salary of Euro 980,775



The criteria for bonus compensation for Anders Moberg will be discussed under
Item 8 of the agenda of the Annual General Meeting of Ahold Shareholders, to be held in Amsterdam on Wednesday, November 26, 2003.


Ahold Corporate Communications, tel: +31.75.659.5720